1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 202 698 0452 Fax

October 22, 2024

VIA EDGAR

John F. Kernan

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Commonwealth Credit Partners BDC I, Inc. (File No. 814-01387) (the “Company”) – Review of Annual Report Disclosure

Dear Mr. Kernan:

We are writing in response to comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission on September 27, 2024 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed on March 11, 2024 (the “Form 10-K”). The Company has considered your comments and has authorized us, on its behalf, to make the responses discussed below. All terms not defined herein shall have the meaning ascribed in the Form 10-K.

On behalf of the Company, set forth below are the Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

1.

Comment: Please provide an analysis citing applicable U.S. Generally Accepted Accounting Principles (“GAAP”), Rule 2a-5 under the Investment Company Act of 1940, as amended (the “1940 Act”), and other accounting and regulatory guidance to support the application of an absent manifest error threshold as one of the determining factors for the Board’s acceptance of valuations prepared by a valuation agent.

Response: The Company respectfully acknowledges the Staff’s comment. As noted in the Form 10-K, the Company’s assets are treated as “plan assets” for purposes of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) because “benefit plan investors”, as defined in Section 3(42) of ERISA and U.S. Department regulation 29 C.F.R. Section 2510.3-101 promulgated thereunder (“Benefit Plan Investors”), currently hold 25% or more of the Company’s outstanding shares. As such, during such periods when the Company’s assets are treated as “plan assets” for purposes of ERISA, the Investment Adviser will be deemed a “fiduciary” (as defined in Section 3(21) of ERISA) with respect to its investment management of the Company subject to, among other things, Section 404 of ERISA (ERISA’s fiduciary duty) and Section 406 of ERISA (“Prohibited Transaction Rules”). In particular, the Prohibited Transaction Rules broadly prohibit transactions involving conflicts of interest on the part of fiduciaries unless the transaction is subject to a statutory or administrative exemption.

DOL regulation 29 CFR 2550.408b-2 provides that, generally, a fiduciary may not use the authority, control or responsibility which makes it a fiduciary to cause a Benefit Plan Investor to pay an additional fee to such fiduciary to provide a service. In addition, the DOL has issued advisory opinions regarding fees based on assets under management under specified circumstances which generally provide guidance that an investment management fee would not, in itself, constitute a violation of Section 406(b)(1) of the Prohibited Transaction Rules where the fee was, among other things, based on readily available market quotations or independent valuations (performed by a party independent of the fiduciary receiving the investment management fee). See, DOL Advisory Opinions 86-20A, 86-21A, 89-31A, and 99-16A.

Accordingly, during such periods when the Company’s assets are treated as “plan assets” for purposes of ERISA, the Company’s Administrator outsources the valuation of the Company’s investment portfolio to one or more unaffiliated third-parties (“Valuation Agents”) to independently value the Company’s investments, in consultation with and oversight from the Investment Adviser in its capacity as the Company’s “valuation designee” under Rule 2a-5 under the 1940 Act. The valuation committee of the Company’s Board (the “Valuation Committee”), which consists solely of directors who are not “interested persons” of the Company, as such term is used under the 1940 Act (the “Disinterested Directors”), will review the preliminary valuations and the Board, a majority of whom are Disinterested Directors, will review and discuss the Investment Adviser’s valuations. The Board, absent manifest error, will in good faith accept such valuations in accordance therewith and in order to comply with the Prohibited Transaction Rules.

The Company supplementally confirms to the Staff that the Company’s financial statements are prepared in accordance with GAAP.

2.

Comment: In future filings, please enhance the disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to address the underlying reasons and implications for material changes in portfolio asset quality and realized and unrealized gains and losses. The Staff notes a lack of discussion of newly rated investments in the fifth and sixth internal performance ratings scale categories and losses arising from restructurings. See Regulation S-K Item 303(b)(2) and the Instructions to Item 7 of Form 10-K.

Response: The Company respectfully acknowledges the Staff’s comment and will provide such enhanced disclosures in future Exchange Act filings.

* * * * *

Please do not hesitate to contact the undersigned at (212) 698-3525 with any questions or comments concerning this correspondence.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

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